UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.

1. Name and Address of Reporting Person
   Storch, David P.
   1100 N. Wood Dale Road
   Wood Dale, IL 60191-
2. Issuer Name and Ticker or Trading Symbol
   AAR CORP. (AIR)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   1/2001
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   President, CEO & Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       01/17/2001 M             3000        A      $9.0834                     D
Common Stock                       01/17/2001 M             4410        A      $7.5834                     D
Common Stock                       01/17/2001 M             6000        A      $8.0834                     D
Common Stock                       01/17/2001 M             9240        A      $8.9167                     D
Common Stock                       01/17/2001 M             13500       A      $10.0000                    D
Common Stock                       01/17/2001 M             72000       A      $9.1667                     D
Common Stock                       01/17/2001 F       V     -81173      D      $14.5000   295901           D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $0       01/17/2001 A (1)  V  1879        01/17/2001 01/14/2002 Common  1879     $14.5000   1879     D
                                                                               Stock
Stock Option   $0       01/17/2001 A (1)  V  2306        01/17/2001 10/14/2002 Common  2306     $14.5000   2306     D
                                                                               Stock
Stock Option   $0       01/17/2001 A (1)  V  3345        01/17/2001 01/12/2003 Common  3345     $14.5000   3345     D
                                                                               Stock
Stock Option   $0       01/17/2001 A (1)  V  5682        01/17/2001 10/13/2003 Common  5682     $14.5000   5682     D
                                                                               Stock
Stock Option   $0       01/17/2001 A (1)  V  9311        01/17/2001 01/11/2004 Common  9311     $14.5000   9311     D
                                                                               Stock
Stock Option   $0       01/17/2001 A (1)  V  45517       01/17/2001 01/17/2005 Common  45517    $14.5000   45517    D
                                                                               Stock
Stock Option   $17      01/17/2001 M               4410  10/14/1993 10/14/2002 Common  4410     $7.5834    0        D
                                                                               Stock
Stock Option   $18      01/17/2001 M               6000  01/12/1994 01/12/2003 Common  6000     $8.0834    0        D
                                                                               Stock
Stock Option   $20      01/17/2001 M               3000  01/14/1993 01/14/2002 Common  3000     $9.0834    0        D
                                                                               Stock
Stock Option   $20      01/17/2001 M               9240  10/13/1994 10/13/2004 Common  9240     $8.9167    0        D
                                                                               Stock
Stock Option   $21      01/17/2001 M               72000 01/17/1996 01/17/2005 Common  72000    $9.1667    0        D
                                                                               Stock
Stock Option   $23      01/17/2001 M               13500 01/11/1995 01/11/2004 Common  13500    $10.0000   0        D
                                                                               Stock

Explanation of Responses:
(1) Grant of reload option. Grantee may elect to pay the exercise price of the option or any tax withholding obligation in connection therewith by directing the Company to withhold a portion of the shares otherwise distributable to the grantee upon exercise or by transferring to the Company previously acquired shares, valued at their fair market value on such taxable date.

SIGNATURE OF REPORTING PERSON
/s/ David P. Storch

DATE
02/09/2001